      As filed with the Securities and Exchange Commission on May 23, 2002
                                                      Registration No. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                         -------------------------------

                                AMPEX CORPORATION
                          (formerly Ampex Incorporated)
             (Exact name of Registrant as specified in its charter)
                           ---------------------------
                  DELAWARE                             13-3667696
      (State or other jurisdiction of                (I.R.S. Employer
       incorporation or organization                  I.D. Number)

                               1228 DOUGLAS AVENUE
                             REDWOOD CITY, CA 94063
                                 (415) 367-2011
               (Address, including zip code, and telephone number,
                 including area code, of Registrant's principal
                               executive offices)

                         -------------------------------

                              JOEL D. TALCOTT, ESQ.
                               1228 DOUGLAS AVENUE
                             REDWOOD CITY, CA 94063
                                 (415) 367-3330
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                         -------------------------------

                                 WITH A COPY TO:
                                CRAIG L. MCKIBBEN
                                AMPEX CORPORATION
                              135 EAST 57TH STREET
                            NEW YORK, NEW YORK 10022
                         -------------------------------

Approximate date of commencement of proposed sale to public: From time to time after the effectiveness of this Registration Statement, as determined by the selling stockholder.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

_____
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _____
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _____
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]


                                     CALCULATION OF REGISTRATION FEE

============================= =========================== =========================== =========================== ==================

   Title of Each Class of                                      Proposed Maximum            Proposed Maximum
      Securities to be                                          Offering Price                Aggregate               Amount of
         Registered            Amount to be Registered           Per Share(1)             Offering Price(1)        Registration Fee
----------------------------- --------------------------- --------------------------- --------------------------- ------------------
Class A Common Stock               1,000,000 shares              $0.13                       $130,000                $12.00
============================= =========================== =========================== =========================== ==================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c).

================================================================================
      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

--------------------------------------------------------------------------------
The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.
--------------------------------------------------------------------------------

PROSPECTUS

                   Subject to completion, dated May 23, 2002

                    1,000,000 Shares of Class A Common Stock

                                       of

                                AMPEX CORPORATION

                         -------------------------------

         This prospectus covers 1,000,000 shares of our Class A Common Stock, or Class A Stock, that Edward J. Bramson, the selling stockholder, may offer and sell from time to time. Mr. Bramson acquired the shares from us in connection with a financing transaction with our subsidiary, Ampex Data Systems Corporation.

         Mr. Bramson may sell the shares directly or through broker-dealers or underwriters, at various times and in various types of public or private transactions, including in the open market, in negotiated transactions or by any combination of these methods, at prevailing market prices or at privately negotiated prices. Mr. Bramson will determine the selling price of the shares at the time of sale, and will receive all of the net proceeds from the sales and will pay all brokerage commissions and similar selling expenses, if any. We will pay the expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the shares by Mr. Bramson.

         Mr. Bramson and any agents, broker-dealers or underwriters that are involved in selling Mr. Bramson's shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the shares may be deemed to be underwriting commissions or discounts under that Act.

         Our Class A Stock is traded on the American Stock Exchange under the symbol "AXC." On May 22, 2002, the closing sale price of our Class A Stock on the American Stock Exchange was $0.13 per share. See "Risk Factors" for a discussion of the possibility that our Class A Stock may be delisted from the American Stock Exchange. At the date of this prospectus, the Class A Stock is the only outstanding class of our Common Stock.

                      -------------------------------------

         INVESTING IN OUR CLASS A STOCK INVOLVES A HIGH DEGREE OF RISK.
                YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS,"
          BEGINNING ON PAGE 4, BEFORE BUYING ANY OF OUR CLASS A STOCK.
                     --------------------------------------

                  NEITHER THE SEC NOR ANY STATE SECURITIES
                  COMMISSION HAS APPROVED OR DISAPPROVED OF
                  THESE SECURITIES OR DETERMINED IF THIS
                  PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
                  REPRESENTATION TO THE CONTRARY IS A
                  CRIMINAL OFFENSE.

                     --------------------------------------

                  The date of this prospectus is May 23, 2002.

                         -------------------------------

                                            TABLE OF CONTENTS

                  FORWARD-LOOKING STATEMENTS......................................................................3

                  AMPEX CORPORATION...............................................................................3

                  RISK FACTORS....................................................................................4

                  USE OF PROCEEDS................................................................................11

                  DESCRIPTION OF CAPITAL STOCK...................................................................11

                  INDEMNIFICATION OF DIRECTORS AND OFFICERS......................................................17

                  SELLING STOCKHOLDER............................................................................17

                  PLAN OF DISTRIBUTION...........................................................................18

                  WHERE YOU CAN FIND MORE INFORMATION............................................................19

                  INFORMATION INCORPORATED BY REFERENCE..........................................................20

                  LEGAL MATTERS..................................................................................20

                  EXPERTS........................................................................................20

                           FORWARD-LOOKING STATEMENTS

         Certain statements in this prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results to differ materially from those expressed or implied by such statements. These risks, uncertainties and other important factors include, among others, those described under "Risk Factors," below. You should read the Risk Factors section carefully, and should not place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to release publicly any updating information about forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                AMPEX CORPORATION

         We are a leading innovator of visual information technology. During our 57-year history, we have developed substantial proprietary technology relating to the electronic storage, processing and retrieval of data, particularly images. We currently hold approximately 750 patents and patent applications covering digital image-processing, data compression and recording technologies. Our wholly-owned subsidiary, Ampex Data Systems Corporation (which we also refer to as "Data Systems"), incorporates this technology in the design and manufacture of very high performance tape-based storage products, principally for digital recording, archiving and rapid restore/backup applications. We also leverage our investment in research and development through our corporate licensing division, which licenses our patents to manufacturers of consumer electronics products.

         We previously announced our intention to sell Data Systems, and in 2000 through September 2001 our consolidated financial statements for those periods included Data Systems' operations as a discontinued business. However, we did not receive offers to purchase Data Systems that, in the opinion of our Board of Directors, were adequate. Accordingly, we have suspended our efforts to sell Data Systems and have restated our financial statements to report Data Systems as a component of continuing operations.

         In the second quarter of 2001, we determined that the Internet video operations of our wholly-owned subsidiary, iNEXTV, were unlikely to generate sufficient advertising revenues to achieve profitability within an acceptable time frame. Accordingly, as of June 30, 2001, we closed iNEXTV's operations in New York City and terminated development of Internet video technology in Redwood City, California. We also discontinued funding our subsidiary, AENTV in Los Angeles and our partially-owned affiliate, TV1.de in Munich, Germany. Our former Internet operations have been classified as discontinued operations for all periods presented.

         After the end of our 2001 fiscal year, we completed previously announced restructurings of our principal issues of senior debt. The debt restructurings have improved our financial position by deferring significant debt repayments which would otherwise have been due in 2002 and 2003. However, we have agreed until such indebtedness is repaid in full to apply substantially all our future net patent royalty stream to the repayment of the restructured indebtedness.

         Ampex was incorporated in Delaware in January 1992 as the successor to a business originally organized in 1944. References to "Ampex," the "Company," "we" or "our" include subsidiaries and predecessors of Ampex Corporation, unless the context indicates otherwise. Our principal executive offices are located at 1228 Douglas Avenue, Redwood City, California 94063, and our telephone number is
(650) 367-2011. Our Class A Stock is traded on the American Stock Exchange under the symbol "AXC".

                                  RISK FACTORS

         INVESTING IN OUR CLASS A STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION IN THIS PROSPECTUS AND, IN PARTICULAR, THE FOLLOWING RISKS BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS THAT ARE NOT YET KNOWN TO US OR THAT WE DEEM IMMATERIAL COULD ALSO SERIOUSLY IMPAIR OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION. THE TRADING PRICE OF OUR CLASS A STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

WE HAVE EXPERIENCED SIGNIFICANT LOSSES AND OUR LOSSES MAY CONTINUE

         We have incurred significant net losses in prior periods. These losses were primarily due to our former Internet video programming activities, which we discontinued in 2001, and to our former disk storage business, which we discontinued in 2000. We no longer operate either of these businesses and we have provided reserves for all known costs of closure.

         Our continuing operations include the results of our manufacturing subsidiary, Data Systems, and of our corporate licensing division. In 2001, total revenues exceeded the operating costs of these businesses, but we lost money after interest expense was deducted. Although we have restructured much of our senior debt so that the amount of interest that we need to pay is generally limited to our available cash flow, calculated in accordance with our debt agreements, we continue to incur substantial interest expense on our outstanding indebtedness.

         We have restructured the operations of Data Systems in order to position it to operate profitably at lower sales levels, and Data Systems reported a profit from operations and a net profit in the first quarter of 2002. Ampex Corporation reported consolidated operating income of $1.2 million and a net loss of $1.3 million for the first quarter of 2002. We cannot assure you that Data Systems will remain profitable in future periods. In addition, unless we are successful in negotiating new licenses of our patents for use in products such as digital camcorders, digital cameras, DVDs and other consumer products not previously licensed by us, our licensing income may decline further in future periods. Licensing negotiations can take up to several years to conclude, and to date we have held only preliminary discussions with prospective licensees of products other than digital camcorders.

         Accordingly, there is a material risk that we will continue to incur operating and net losses in future periods.

OUR LIQUIDITY IS DECLINING

         As a result of continuing losses, our financial liquidity has declined materially in recent years, and our cash and marketable securities have declined from $15.4 million at December 31, 2000 to $9.1 million at March 31, 2002.

         To deal with our declining liquidity, we have restructured and extended the maturity dates of our long-term senior debt, discontinued certain unprofitable Internet video operations, and borrowed funds from a former affiliate to make required contributions to our employee retirement plan, which is substantially underfunded. We also significantly restructured and down-sized the operations of Data Systems. Our management currently believes that these actions, coupled with anticipated royalty income under existing licensing agreements, should be sufficient to satisfy our projected cash obligations for 2002, but we cannot assure you that they will be sufficient.

         We currently believe that Data Systems should operate at a cash flow breakeven at current sales levels and that it should have adequate liquidity to satisfy its obligations through 2002. However, sales levels at Data Systems have declined in recent years and we cannot assure you that this trend will not continue. The television production and broadcast market, which historically has been one of Data Systems' principal markets, has been adversely affected by depressed advertising spending. Although sales to government customers have increased in recent periods as a result of increased funding available for intelligence-gathering activities, we cannot assure you that this trend will continue beyond 2002 or will be sufficient to offset sales decisions in the television market. Accordingly, we believe that Data Systems will continue to experience significant pressure to reduce spending.

         Our subsidiary, Ampex Finance Corporation, or AFC, has an accounts receivable line of credit, which is used to borrow money against accounts receivable it purchases from Data Systems. At March 31, 2002, AFC had borrowed $0.3 million under this facility and $1.1 million of standby letters of credit were issued based on accounts receivable collateral. The line of credit is scheduled to expire in May 2002, and we are seeking to obtain a new $4.0 million accounts receivable line of credit to deal with seasonal changes in cash flow. If the accounts receivable facility is not replaced or extended, Data Systems will be required to implement additional cash conservation strategies, possibly including additional personnel or inventory reductions or deferral of capital spending.

WE HAVE SIGNIFICANT INDEBTEDNESS, WHICH MAY AFFECT OUR FINANCIAL CONDITION

         As of March 31, 2002 we had outstanding approximately $61.1 million of total borrowings, which includes approximately $49.6 million under our 12% Senior Notes due 2008; $9.4 million under our Senior Discount Notes due 2005; $1.8 million of Hillside Notes; and $0.3 million of subsidiary indebtedness. We may incur additional indebtedness from time to time in the future subject to certain restrictions imposed by our debt agreements. The degree to which we are leveraged could have important consequences to investors, including the following:

         o a substantial portion of our cash flow from operations must be dedicated to the payment of the principal of and interest on our outstanding indebtedness, and therefore will not be available for other purposes;

         o recent restructurings of our senior debt and borrowings to fund our pension plan contributions have increased our interest expense and, although we plan to refinance a portion of this debt and to enter into a mortgage or sale and leaseback of our Colorado facility in order to lower these costs, we may not be able to do so;

         o our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions and general corporate purposes may be materially limited or impaired, or such financing may not be available on terms favorable to us;

         o we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage;

         o our leverage may make us more vulnerable to a downturn in our business or the economy in general; and

         o the financial covenants and other restrictions contained in our indentures and other agreements relating to our indebtedness will restrict our ability to borrow additional funds, to dispose of assets or to pay dividends on or repurchase preferred or common stock.

         We expect that our cash balances and cash flow from operations will be sufficient to fund anticipated operating expenses, capital expenditures and our debt service requirements as they become due, at least through the end of 2002. However, we cannot assure you that the amounts available from these sources will be sufficient for such purposes in future periods. Also, we cannot assure you that additional sources of funding will be available if we need them or, if available, will be on satisfactory terms. If we cannot service our indebtedness, we will be forced to adopt alternative strategies. These strategies may include reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital. We cannot give any assurance that any of these strategies will be successful or that they will be permitted under our debt indentures.

RISKS ASSOCIATED WITH A DECLINE IN U.S. GOVERNMENT SPENDING

         Data Systems' business depends upon continued U.S. government expenditures on intelligence and defense programs. The loss or significant decline in spending on various imaging and intelligence gathering programs where we are subcontractors to prime government contractors could materially adversely affect our business. U.S. intelligence and defense budgets have experienced declines from time to time in recent years, resulting in program delays, program cancellations and deferral of funding for approved programs. Recently, several intelligence programs have received government funding which has led to increased sales by Data Systems. We cannot assure you that sales of new systems will continue at these levels beyond 2002. However, a substantial part of our business is represented by the sale of spare parts, service and tape which are less dependent upon the sale of new systems.

OUR ROYALTY INCOME IS SUBJECT TO MATERIAL FLUCTUATIONS

         Our results of operations in certain prior periods have benefited from significant royalty income. We have received a substantial portion of that royalty income from negotiated settlements with manufacturers who had sold products incorporating our patents before entering into license agreements with us. Although we have a substantial number of outstanding and pending patents, and our patents have generated substantial royalties in the past, we cannot predict the amount of royalty income that we will receive in the future. Our expenditures for research and development have been declining in recent years, which may have a long-term adverse effect on our ability to maintain a significant portfolio of patented technologies.

         Royalty income has historically fluctuated widely due to a number of factors that we cannot predict, such as the extent to which third parties use our patented technology, the extent to which we must pursue litigation in order to enforce our patents, and the ultimate success of our licensing and litigation activities.

         The costs of patent litigation can be material. If we begin patent enforcement litigation against third parties, we may be subject to an increased risk of counterclaims alleging infringement by us of patents held by others or seeking to invalidate patents held by us. Moreover, we cannot assure you that we will be able to develop patentable technology that will generate significant patent royalties in future years to replace patents as they expire. Our royalty income fluctuates significantly from quarter to quarter and from year to year, and we cannot assure you as to the level of royalty income that will be realized in future periods.

         RISKS ASSOCIATED WITH ACQUISITION STRATEGY

         We are not currently seeking to make any acquisitions of new businesses. At present, the terms of our principal debt instruments substantially restrict our ability to make acquisitions or investments in new businesses. However, we have made, and may under certain circumstances in the future make, acquisitions of, and/or investments in, other businesses. These entities may be involved in new businesses in which we have not historically been involved. We may not be able to identify or acquire additional acquisition candidates in the future, or complete any further acquisitions or investments on satisfactory terms.

         Acquisitions and investments involve numerous additional risks, including difficulties in the management of operations, services and personnel of the acquired companies, and of integrating acquired companies with our operations or the operations of other acquired companies. We may also encounter problems in entering markets and businesses in which we have limited or no experience. Acquisitions can also divert management's attention from other business concerns. We have made and may make additional investments in companies in which we own less than a 100% interest. Such investments involve additional risks, including the risk that we may not be in a position to control the management or policies of such entities, and the risk of potential conflicts with other investors.

          Accordingly, there can be no assurance that any acquisitions or investments that we have made, or may make in the future, will result in any return, or as to the timing of any return. All of our acquisitions of Internet companies have been written off during 2000 and 2001. In addition, we elected to discontinue the operations of MicroNet, which we acquired in 1998. It is possible that we could lose all or a substantial portion of any future investments.

OUR OPERATING RESULTS ARE SUBJECT TO QUARTERLY FLUCTUATIONS

         Our sales and results of operations are generally subject to quarterly and annual fluctuations. Various factors affect our operating results, some of which are not within our control, including:

         o        customer ordering patterns;

         o availability and market acceptance of new products and services;

         o        timing of significant orders and new product announcements;

         o        order cancellations;

         o        receipt of royalty income;

         o the amount and timing of capital expenditures and other costs relating to our operations; and

         o        general economic and industry conditions.

         Results of a given quarter or year may not necessarily be indicative of results to be expected for future periods. In addition, fluctuations in operating results may negatively affect our debt service coverage, or our ability to issue debt or equity securities should we wish to do so, in any given fiscal period. Material fluctuations in our operating results in future periods could have a material adverse effect on the price of our Class A Stock.

SEASONAL CUSTOMER ORDERING PATTERNS MAY AFFECT OUR BUSINESS

         Sales of most of our products have historically declined during the first and third quarters of our fiscal year, due to the seasonal procurement practices of our customers. A substantial portion of our backlog at a given time is normally shipped within one or two quarters thereafter. Therefore, sales in any quarter are heavily dependent on orders received in that quarter and the immediately preceding quarter.

WE MAY BE UNABLE TO RESPOND TO RAPID TECHNOLOGICAL CHANGE AND THE NEED TO DEVELOP NEW PRODUCTS

         All the industries and markets from which we derive or expect to derive revenues, directly or through our licensing program, are characterized by continual technological change and the need to introduce new products, product upgrades and patentable technology. This has required, and will continue to require, that we spend substantial amounts for the research, development and engineering of new products and advances to existing products.

         We cannot assure you that our existing products, technologies and services will not become obsolete or that any new products, technologies or services will win commercial acceptance. Obsolescence of existing product lines, or inability to develop and introduce new products and services, could have a material adverse effect on our sales and results of operations in the future. The development and introduction of new technologies, products and services are subject to inherent technical and market risks, and we may not be successful in this regard. In addition, further reductions in our research and development programs could adversely affect our ability to remain competitive.

WE ENCOUNTER SIGNIFICANT COMPETITION IN ALL OF OUR BUSINESSES

         Data Systems encounters significant competition in all the markets for its products and services. Many of its competitors have greater resources and access to capital than we do. In the mass data storage market, Data Systems competes with a number of well-established competitors such as IBM, Storage Technology Corporation, Exabyte Corporation and Quantum Corporation, as well as smaller companies. In addition, other manufacturers of scanning video recorders may seek to enter the mass data storage market in competition with us. Price declines in competitive storage systems, such as magnetic or optical disk drives, can negatively impact sales of Data Systems' DST products.

         In the instrumentation market, Data Systems competes primarily with companies that depend on government contracts for a major portion of their sales in this market, including Sony Corporation, Loral Data Systems, Datatape Incorporated and Metrum Incorporated. The number of competitors in this market has decreased in recent years as the level of government spending in many areas has declined.

WE ARE DEPENDENT ON CERTAIN SUPPLIERS

         We purchase certain components from a single domestic or foreign manufacturer. Significant delays in deliveries or defects in such components could adversely affect our manufacturing operations, pending qualification of an alternative supplier. In addition, we produce highly engineered products in relatively small quantities. As a result, our ability to cause suppliers to continue production of certain products on which we may depend may be limited. We do not generally enter into long-term raw materials or components supply contracts.

         A significant portion of Data Systems' trade accounts payable had become past due during 2001. Data Systems has entered into agreements with most of its trade creditors that provide for the systematic repayment of accounts payable over several months and continued access to critical manufacturing components in future periods. Certain suppliers have required prepayment or payment at the time of delivery of materials or services. We believe that Data Systems is currently able to obtain shipments from its critical suppliers.

WE ARE SUBJECT TO CERTAIN RISKS RELATED TO OUR INTERNATIONAL OPERATIONS

         Although we significantly curtailed Data Systems' international operations in prior years, sales to foreign customers (including U.S. export sales) continue to be significant to our operating results. International operations are subject to a number of special risks, including limitations on repatriation of earnings, restrictive actions by local governments, and fluctuations in foreign currency exchange rates and nationalization. Additionally, export sales are subject to export regulation and restrictions imposed by U.S. government agencies. Fluctuations in the value of foreign currencies can also affect our operating results. We do not seek to mitigate our exposure to exchange rate fluctuations by hedging our foreign currency positions.

OUR STOCK PRICE MAY BE SUBJECT TO CONTINUED VOLATILITY AND OUR STOCK MAY BE DELISTED FROM THE AMERICAN STOCK EXCHANGE

          The trading price of our Class A Stock has been and can be expected to be subject to significant volatility, reflecting a variety of factors, including:

         o        quarterly fluctuations in operating results;

         o fluctuations in patent royalty revenues and developments in our patent licensing program;

         o announcements of the introduction of new products, technologies or services by us or our competitors;

         o announcements by us of acquisitions of, or investments in, new businesses or other events;

         o reports and predictions about us by analysts and other members of the media;

         o issuances of substantial amounts of Common Stock in order to redeem outstanding shares of our Preferred Stock or for other purposes; and

         o        general economic or market conditions.

         The stock market in general, and technology companies in particular, have experienced a high degree of price volatility, which has had a substantial effect on the market prices of many such companies for reasons that often are unrelated or disproportionate to operating performance. These broad market and industry fluctuations may adversely affect the price of our Class A Common Stock, regardless of our operating performance.

         The American Stock Exchange, or AMEX, has notified us that it may not continue to list our Class A Stock unless we meet certain financial and other criteria required by the AMEX, which we do not currently meet. Although we have submitted to AMEX a plan to attain compliance with these criteria, we cannot assure you that we will be able to do so within the time frame required by the AMEX, or that our Class A Stock will continue to be listed on the AMEX. If our shares are delisted, they may be eligible for quotation and trading on the Electronic Bulletin Board of the NASDAQ. However, the market for our Class A Stock may be adversely affected, and we may face more difficulty raising capital through future issuances of our Class A Stock.

WE ARE DEPENDENT ON CERTAIN KEY PERSONNEL

         We are highly dependent on our management. Our success depends upon the availability and performance of our executive officers and directors. We have not entered into employment agreements with any of our key employees, and the loss of their services could have a material adverse effect on us. We do not maintain key man life insurance on any of these individuals.

OUR CHARTER DOCUMENTS AND CERTAIN OF OUR GOVERNING INSTRUMENTS MAY PREVENT A TAKEOVER

         Our Certificate of Incorporation provides for a classified Board of Directors, with members of each class elected for a three-year term. It also provides for nullification of voting rights of certain foreign stockholders in certain circumstances involving possible violations of security regulations of the United States Department of Defense. The terms of our Preferred Stock require that we make mandatory offers to redeem the Preferred Stock out of legally available funds in the event of a change of control. For this purpose, a change of control includes the following events: a person or group of people acting together acquires 30% or more of our voting securities; we merge, consolidate or transfer all or substantially all of our assets; or the dissolution of Ampex. The Certificate of Incorporation also authorizes our Board of Directors to issue additional shares of Preferred Stock without the vote of stockholders. See "Description of Capital Stock" for a more detailed discussion of these provisions.

         The indenture governing our outstanding Senior Notes requires us to offer to repurchase the Senior Notes at a purchase price equal to 101% of the outstanding principal amount of the Senior Notes together with accrued and unpaid interest in the event of a change of control. Under the indenture, a change of control includes the following events: a person or group of people acting together acquires 50% or more of our outstanding voting stock; or the transfer of substantially all of our assets to any such person or group, other than to certain of our subsidiaries and affiliates.

         The note purchase agreement governing our outstanding Senior Discount Notes requires us to repay those notes in full upon the occurrence of a change of control. Under the agreement, a change of control includes, among other things: any person or group becoming the beneficial owner of more than 50% of our outstanding voting stock, or any merger or consolidation of Ampex with or into any other entity. The agreement also requires us to repay the notes if we sell Data Systems or sell its manufacturing facility located in Colorado Springs, Colorado.

         In certain circumstances, these provisions could have anti-takeover effects by making it more difficult or expensive for a third party to acquire us.

WE DO NOT EXPECT TO PAY DIVIDENDS ON OUR CLASS A STOCK

         We have not declared dividends on our Class A Stock since our incorporation in 1992 and we have no present intention of paying dividends on our Class A Stock. We are also restricted by the terms of certain agreements and of our outstanding Preferred Stock as to the declaration of dividends. See "Description of Capital Stock -- Common Stock -- Dividends."




WE ARE DEPENDENT ON LICENSED PATENTS AND PROPRIETARY TECHNOLOGY

         Our success depends, in part, upon our ability to establish and maintain the proprietary nature of our technology through the patent process. We face the risks that one or more of our patents may be successfully challenged, invalidated or circumvented or that we may otherwise be unable to rely on such patents for any reason. In addition, our competitors, many of whom have substantial resources and have made substantial investments in competing technologies, may seek to apply for and obtain patents that restrict our ability to make, use and sell our products either in the United States or in foreign markets. If any of our patents are successfully challenged, invalidated or circumvented or our right or ability to manufacture our products becomes restricted, our ability to continue to manufacture and market our products could be adversely affected, which would likely have a material adverse effect upon our business, financial condition and results of operations.

         Litigation may be necessary to enforce our patents, to protect trade secrets or know-how owned by us or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation or interference proceedings brought against, initiated by or otherwise involving us may require us to incur substantial legal and other fees and expenses and may require some of our employees to devote all or a substantial portion of their time to the prosecution or defense of such litigation or proceedings.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATION AND OUR BUSINESS COULD BE NEGATIVELY AFFECTED BY THE COSTS OF COMPLIANCE

         Our facilities are subject to numerous federal, state and local laws and regulations designed to protect the environment from waste emissions and hazardous substances. Owners and occupiers of sites containing hazardous substances, as well as generators and transporters of hazardous substances, are subject to broad liability under various federal and state environmental laws and regulations, including liability for investigative and cleanup costs and damages arising out of past disposal activities.

         We have been named from time to time as a potentially responsible party by the United States Environmental Protection Agency with respect to contaminated sites that have been designated as "Superfund" sites. We are currently engaged in various environmental investigation, remediation and/or monitoring activities at several sites located off our facilities.

         We may ultimately incur liability in excess of amounts that we have currently reserved for pending environmental matters, and additional liabilities with respect to environmental matters may be asserted. Changes in environmental regulations could also impose the need for additional capital equipment or other requirements. These liabilities or regulations could have a material adverse effect on us in the future.


                                 USE OF PROCEEDS

         The selling stockholder is selling all of the shares covered by this prospectus for his own account. Therefore, he will receive all of the net proceeds from the sale of his shares, and we will not receive any proceeds from the sale of his shares. See "Plan of Distribution."

                          DESCRIPTION OF CAPITAL STOCK

         The following summarizes the material provisions of our Certificate of Incorporation and By-Laws that relate to our capital stock. Copies of those documents are incorporated by reference as exhibits to the registration statement that includes this prospectus. See " Where You Can Find More Information."

GENERAL

         Our authorized capital stock consists of:

         (i) 226,000,000 shares of Common Stock, par value $0.01 per share, of which 175,000,000 shares are designated as Class A Stock, and 50,000,000 shares are designated as Class C Stock; and

         (ii) 1,000,000 shares of Preferred Stock, par value $1.00 per share.

COMMON STOCK

         As of March 29, 2002, there were 61,651,296 shares of Class A Stock and no shares of Class C Stock outstanding. Our Class A Stock is traded on the American Stock Exchange under the symbol "AXC." See "Risk Factors" for a discussion of the possibility that the Class A Stock may be delisted from the American Stock Exchange.

         DIVIDENDS. Holders of Common Stock are entitled to receive dividends as declared by our Board of Directors out of funds legally available for that purpose, subject to preferences that may be granted to holders of our Preferred Stock, and to the terms of our senior debt indentures and our outstanding Preferred Stock. We have not declared any dividends on our Common Stock since we were incorporated in 1992, and we have no present intention of paying dividends on our Common Stock. Under current circumstances, we are prohibited from paying any dividends on our Common Stock.

         Under the terms of our Certificate of Incorporation, no dividend may be declared or paid in cash or property on any share of Class A Stock or Class C Stock, unless the same dividend is simultaneously declared or paid on each share of Class A Stock and each share of Class C Stock. In the case of any dividend paid in our Common Stock, holders of each class of Common Stock are entitled to receive the same ratable dividend. Such dividends will be payable to the holders of Class A Stock in shares of Class A Stock and to the holders of Class C Stock in shares of Class C Stock.

         LIQUIDATION RIGHTS. Upon any liquidation, dissolution or winding-up of Ampex, the holders of all classes of our Common Stock will share ratably, in accordance with the number of shares of Common Stock held by each of them, in all assets available for distribution to stockholders after payment of our creditors. This right is also subject to preferences that may be granted to holders of Preferred Stock.

         VOTING RIGHTS. Holders of Class A Stock are entitled to one vote for each share held of record on matters submitted to a vote of our stockholders. Subject to the voting rights of any outstanding shares of our Preferred Stock, approval of matters brought before the stockholders requires the affirmative vote of a majority of shares of Class A Stock, except that the affirmative vote of the holders of at least 80% of the outstanding shares of voting Common Stock is required in order to amend or repeal:

         (i) the provisions relating to classification of the Board, removal and number of directors and the 80% voting requirement in such instances;

         (ii) the provisions limiting our directors' liability, as described below under "Indemnification of Directors and Officers"; and

         (iii)    as otherwise required by law.

         Under Delaware law, the affirmative vote of the holders of a majority of outstanding shares of any class of Common Stock is required to approve, among other things, any adverse change in the powers, preferences or special rights of the shares of such class. The number of authorized shares of Class A Stock, Class C Stock and Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding Class A Stock.

         The holders of Class C Stock generally have no voting rights and the Class C Stock is not included in determining the number of shares voting or entitled to vote or consent on any matter. However, the affirmative vote of the holders of a majority of the outstanding shares of Class C Stock, voting as a separate class, with each share entitled to one vote, is required under Delaware law to amend, modify or waive, any provisions of the Certificate of Incorporation that would adversely affect the powers, preferences or rights of the Class C Stock.

         Subject to the voting rights of the holders of any outstanding shares of Preferred Stock, directors are elected by a plurality vote of the holders of voting Common Stock, voting as a single class. The number of directors constituting the whole Board is currently fixed at five, and may be increased or decreased (but not below three) by resolution of the Board, but no such decrease may shorten the term of any director then in office. Holders of Common Stock are not entitled to cumulate votes in the election of directors. Director nominations may be made by stockholders in accordance with our By-Laws, generally not less than 70 days or more than 90 days before the first anniversary of the preceding year's Annual Meeting of Stockholders.

         CLASSIFICATION OF DIRECTORS. Our Board of Directors is divided into three classes, which need not be equal in number, designated Class I, Class II and Class III, with terms expiring successively at each Annual Meeting of Stockholders. At each Annual Meeting of Stockholders, the successors to the class of directors whose term expires at the meeting will be elected to hold office for a three-year term. The Board of Directors, acting by a majority of the directors then in office (although less than a quorum) or by a sole remaining director, may fill vacancies and newly created directorships resulting from such increase in the authorized number of directors, and may designate the class of each director so chosen to fill a newly created directorship resulting from such increase. Each director chosen to fill a vacancy will become a member of the same class as the director being replaced.

         CONVERTIBILITY OF CLASS C COMMON STOCK. Each share of Class C Stock is convertible into one share of Class A Stock automatically upon transfer, unless the transferee elects not to have its Class C Stock convert into Class A Stock, and notifies us of its election in accordance with the procedures described in our Certificate of Incorporation. Shares of Class A Stock are not convertible into shares of Class C Stock. Once shares of Class C Stock have been converted into shares of Class A Stock, they may not thereafter be exchanged for shares of Class C Stock.

         BUSINESS COMBINATIONS. As preconditions to any proposed merger, consolidation or business combination with Sherborne Holdings Incorporated (a Delaware corporation of which Edward J. Bramson, our Chairman and Chief Executive Officer, is the indirect controlling shareholder), or any of its affiliates, Ampex directors who have no interest in the transaction must:

         (i) have been given the right to select and engage, at our expense, legal, accounting and financial advisers to assist them in the consideration of the transaction;

         (ii) have received a letter of opinion from a qualified independent investment banker of national reputation to the effect that the terms of the transaction are fair to the holders of Class A Stock and the Class C Stock; and

         (iii) have approved, by a majority vote, the consummation of the transaction.

         The foregoing restriction does not apply to any merger, consolidation or business combination with one or more of our wholly-owned subsidiaries in which we are the surviving entity and in which no outstanding shares of Common Stock are converted, exchanged or canceled. In any merger, consolidation or business combination that is not so restricted, the consideration to be received per share by holders of Class A Stock and Class C Stock must be identical, except that in any such transaction in which shares of Common Stock are distributed, such shares may differ as to voting and other special rights to the extent those rights now differ among the classes of Common Stock. For this purpose, an "affiliate" of any person or entity means any individual or entity that, directly or indirectly, controls, is controlled by, or is under common control with that person or entity (including, investment partnerships in which that person or entity is or becomes, directly or indirectly, a general partner).

         NULLIFICATION OF VOTING RIGHTS OF CERTAIN FOREIGN STOCKHOLDERS. The U.S. Department of Defense has policies regarding foreign ownership, control or influence over U.S. government contractors. These policies are designed to protect against the risk to national security that may result if classified information is made available to U.S. government contractors or subcontractors who are owned, controlled or influenced by foreign governments, individuals or organizations. These policies require us, as well as the Defense Department's other contractors and subcontractors, to submit information that will assist the Defense Department in determining whether the award or continued performance of a contract may pose an undue risk to the common defense and security of the United States. One of the Defense Department's areas of inquiry is whether any foreign interest beneficially owns 5% or more of a contractor's or subcontractor's voting securities. If the Defense Department determines that an unacceptable level of foreign ownership, influence or control would result in undue threat to the common defense and security of the United States, it may, among other things, require specific mitigation of such unacceptable foreign ownership, influence or control. If such mitigation cannot be achieved, the Defense Department may terminate the contractor's or subcontractor's existing contract with it and preclude future contract awards.

         For this reason, our Certificate of Incorporation provides that with respect to any foreign holder of Class A Stock identified by the Defense Department to be the subject of any inquiry, investigation or other action that could adversely affect our security clearances, the voting rights of such holder will be nullified until we are notified by the Department of its final determination that such holder's ownership will not adversely affect the continuation of our facility security clearances. Our Certificate of Incorporation also contains provisions that require us to notify affected foreign holders of any such vote nullification and subsequent reinstatement.

         OTHER PROVISIONS. The holders of Common Stock have no preemptive or other subscription rights by virtue of their ownership of Common Stock, nor are there any redemption or sinking fund provisions with respect to any class of Common Stock. No class of Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless each other class of Common Stock is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

PREFERRED STOCK

         DESIGNATION OF SERIES. Our Certificate of Incorporation authorizes us to issue up to 1,000,000 shares of Preferred Stock in one or more series, as determined by our Board of Directors. Each series must be appropriately designated by a distinguishing number, letter or title. The Board is authorized to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, the rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of Preferred Stock, and the amount of shares constituting any such series and the designation thereof.

         The Board can also increase or decrease the number of shares of any series after shares of that series have been issued, but not below the number of shares of such series then outstanding. If the number of shares of any series are so decreased, the shares constituting the decrease will have the status that they had before the adoption of the resolution originally fixing the number of shares of such series.

         As of March 31, 2002, there is only one series of Preferred Stock outstanding, consisting of 14,487 shares of Redeemable Preferred Stock, with an aggregate liquidation preference of approximately $29.0 million. We have no present plans to issue any additional shares of Preferred Stock.

         VOTING RIGHTS. Shares of our outstanding Preferred Stock are non-voting except as required by law or as specified in the Certificate of Designations, Preferences and Rights governing the Preferred Stock. If we fail to redeem any outstanding Preferred Stock as required by its terms, our Board of Directors will be increased by one director and the holders of all shares of outstanding Preferred Stock, voting as a single class, will be entitled to elect the additional director. This voting right will continue until we fulfill our redemption obligations.

         Under the Certificate of Designations, the unanimous vote of the holders of the Redeemable Preferred Stock is required to change the liquidation preference, dividend rate, calculation of dividends or to change certain provisions relating to the redemption of that series. The vote of the holders of at least 51% of the Redeemable Preferred Stock is required to make any changes to the Certificate of Incorporation or the Certificate of Designations that would adversely affect the rights, preferences or voting powers of the holders of the Redeemable Preferred Stock, or to authorize, create or issue any stock that is senior to or on a par with such series with respect to dividends or liquidation rights.

         DIVIDEND RIGHTS. The holders of the outstanding Preferred Stock are entitled to receive, when and as declared by the Board, in its sole discretion, out of funds legally available for that purpose, dividends on the liquidation preference at the annual rate of 8%. These dividends will be payable quarterly, if declared by the Board, but will not accrue or cumulate unless so declared.

         The Certificate of Designations restricts, among other things, our ability to engage in transactions with affiliates, or to declare dividends or make distributions with respect to, or purchase, redeem or exchange, any Common Stock or other capital stock that ranks junior to the Preferred Stock. If we fail to comply with certain restrictions and obligations, the applicable dividend rate will be increased to an annual rate of 10%.

         In the event of any liquidation, dissolution or winding up of Ampex, either voluntary or involuntary, the holders of the outstanding Preferred Stock are entitled to receive out of our assets available for distribution to stockholders, an amount equal to $2,000 per share plus declared and unpaid dividends on such shares, before any payment or distribution can be made to the holders of junior stock.

         REDEMPTION. We are required to redeem, out of legally available funds, outstanding Preferred Stock at the times and in the amounts specified in the Certificate of Designations. The Redeemable Preferred Stock is mandatorily redeemable in quarterly installments beginning in June 1999 and ending in December 2008, and is subject to acceleration in certain circumstances. We have the right to pay any mandatory redemption payment either in cash or, at our option, in shares of Class A Stock, valued at the higher of $2.50 or the market value per share.

         As of March 31, 2002, holders of 8,875 shares of Convertible Preferred Stock have converted those shares into 4,437,500 shares of Class A Stock, and we redeemed 7,372 shares of Redeemable Preferred Stock and the remaining 1,125 shares of Convertible Preferred Stock by issuing a total of 5,879,700 shares of Class A Stock.

         In addition, we may, at our option on any date set by the Board, redeem, in whole or in part, out of legally available funds, shares of outstanding Preferred Stock for an amount equal to the liquidation preference of the shares being redeemed, plus all accrued and unpaid dividends thereon, provided that all declared and unpaid dividends on all outstanding shares of Preferred Stock to be redeemed shall have been paid on or before the date of redemption. If on any mandatory redemption date we do not have legally available funds sufficient to make a mandatory redemption payment in cash, we must make such payment by issuing shares of our Common Stock valued at the higher of market value or $2.50 per share (subject to adjustment).

         If we undergo a change in control, each holder of outstanding Preferred Stock will have the right to require us to redeem in cash, out of legally available funds, all or any portion of such holder's shares of Preferred Stock, at the applicable redemption price. As defined in the Certificate of Designations, a change in control includes (i) the acquisition by any person or persons acting as a group, other than Sherborne & Company Incorporated or affiliates, of more than 30% of our voting securities, (ii) a consolidation or merger of Ampex or a transfer of all or substantially all of our assets, or
(iii) dissolution of Ampex.

         EFFECTS OF PREFERRED STOCK. The Preferred Stock could have an anti-takeover effect under certain circumstances. The issuance of shares of Preferred Stock could enable the Board to make it more difficult to obtain control of Ampex by means of a merger, tender offer or other business combination transaction directed at us by, among other things, placing shares of Preferred Stock with investors who might align themselves with the Board of Directors, issuing new shares to dilute stock ownership of a person or entity seeking control of Ampex or creating a class or series of Preferred Stock with class voting rights. The issuance of shares of Preferred Stock as an anti-takeover device might preclude stockholders from taking advantage of a situation that they believe could be favorable to their interests.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our Class A Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005. We act as the transfer agent for the outstanding Preferred Stock.

ANTI-TAKEOVER STATUTE

         Section 203 of the Delaware General Corporation Law generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

                  (i) before the date the person became an interested stockholder, the transaction or the business combination is approved by the board of directors of the corporation,

                  (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock (other than certain shares of voting stock, including shares owned beneficially by directors who are also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or

                  (iii) on or after the date such stockholder became an interested stockholder, the business combination is approved by the board and by the affirmation vote, and not by written consent, of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

         A "business combination" includes mergers, certain asset sales and certain other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who owns 15% or more of the corporation's outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Certificate of Incorporation includes provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by the Delaware General Corporation Law and (ii) indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. We maintain a directors' and officers' liability insurance policy to support the foregoing indemnity obligations, which, under certain circumstances, could require us to indemnify our directors and offices against liabilities arising under the Securities Act.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Ampex pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


                               SELLING STOCKHOLDER

         The selling stockholder, Edward J. Bramson, is our Chairman and Chief Executive Officer. He acquired the 1,000,000 shares covered by this prospectus in November 2001 in connection with a working capital loan made by a company controlled by him to our subsidiary, Data Systems. We agreed to register those shares with the SEC for his benefit in order to permit him to make public sales of the shares. As used herein, the term "selling stockholder" includes donees and pledgees selling shares received from Mr. Bramson after the date of this prospectus.

         The following table sets forth certain information known to us about the selling stockholder's beneficial ownership of our Class A Stock as of March 29, 2002. The table assumes that the selling stockholder will sell all of the shares covered by this prospectus. Because the selling stockholder may sell all, some or none of the shares covered by this prospectus, and may buy and sell additional shares of Class A Stock for his own account, we cannot state the exact number of shares that will actually be sold by him or the actual number and percentage of shares to be owned by him upon completion of this offering.


                         COMMON STOCK BENEFICIALLY                             COMMON STOCK BENEFICIALLY
                         OWNED BEFORE THIS OFFERING                            OWNED AFTER THIS OFFERING
                         --------------------------                            -------------------------
                                                            COMMON STOCK
                         NUMBER               PERCENT       TO BE SOLD IN      NUMBER           PERCENT
NAME                     OF SHARES            OF CLASS      THIS OFFERING      OF SHARES        OF CLASS
----                     ---------            --------      -------------      ---------        --------
Edward J. Bramson        10,933,183(1)        17.5%(1)      1,000,000          9,933,183         15.9%

----------

(1) Based upon information furnished to us by the selling stockholder, as described in our Proxy Statement dated April 19, 2002, which is incorporated herein by reference. See "Information Incorporated by Reference," below.


                              PLAN OF DISTRIBUTION

         We are registering the shares on behalf of the selling stockholder. The selling stockholder may offer and sell his shares as principal or through one or more underwriters, brokers, dealers or agents, from time to time, in one or more transactions (which may include block transactions):

         o        on any exchange or in the over-the-counter market;

         o in transactions otherwise than on an exchange or in the over-the-counter market;

         o through put and call options or short sales relating to the shares;

         o        at a fixed offering price, which may be changed;

         o        at varying prices determined at the time of sale; or

         o        at negotiated prices.

         We will not receive any cash proceeds from the sale of the shares by the selling stockholder. Any such underwriters, brokers, dealers or agents may receive underwriting discounts and commissions, which may exceed customary discounts, concessions or commissions. It is not possible at the present time to determine the price to the public in any such sale. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the selling stockholder.

         The aggregate proceeds to the selling stockholder from the sale of his shares will be the purchase price of the shares sold less all applicable commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by us. We will pay substantially all the expenses incident to the registration, offering and sale of the shares to the public by the selling stockholder other than fees, discounts and commissions of underwriters, brokers, dealers or agents, if any, transfer taxes, certain counsel fees and other similar selling expenses attributable to the sale of the shares.

         The selling stockholder and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by those broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify the selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

         Because the selling stockholder may be deemed to be an "underwriter" under the Securities Act, he will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholder that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") may apply to his sales of the Class A Stock in the market. These provisions may restrict the selling stockholder's ability to sell shares of Class A Stock covered by this prospectus, and may therefore affect the marketability of such shares.

         The selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided he meets the criteria and conforms to the requirements of such Rule.

         Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and the sale is in compliance with the exemption.

         If and to the extent required, the specific shares to be sold, the respective purchase prices and public offering prices, the names of any agent, broker, dealer or underwriter, any applicable commissions or discounts, and other facts material to the transaction will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus. In addition, if we are notified by the selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.


                       WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of the registration statement we filed with the SEC (file no. 333-______) to cover the Class A Stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement and does not contain the exhibits and schedules to the registration statement. For further information about us and our Class A Stock, you should review the registration statement and the exhibits and schedules to the registration statement.

      We also file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room, located at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information about the Public Reference Room. You may also read our SEC filings at the

American Stock Exchange, Inc., 86 Trinity Place, New York, New York. Additional information about us is available on our web site at www.ampex.com.


                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below until the selling stockholder sells all of the shares of Class A Stock covered by this prospectus:

         o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

         o Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002; and

         o        Our Proxy Statement dated April 19, 2002.

         We have provided, along with this prospectus, a copy of our Annual Report on Form 10-K for our fiscal year ended December 31, 2001 and our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2002. We will also provide at no cost to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in, but not delivered with, this prospectus. You may request a copy of any such information by contacting us at the following address or telephone number: Investor Relations, Ampex Corporation, 1228 Douglas Avenue, Redwood City, California 94063, (650) 367-4111.

         You should rely only on the information included or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholder may not offer to sell these shares in any state or jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.


                                  LEGAL MATTERS

         The validity, authorization and issuance of the shares offered hereby will be passed upon for us by Joel D. Talcott, our Vice President, Secretary and General Counsel. Mr. Talcott is an executive officer of Ampex, and his beneficial ownership of our Class A Stock is set forth in our Proxy Statement dated April 19, 2002, a copy of which is incorporated herein by reference. See "Information Incorporated by Reference," above.


                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


         ITEM 14.  Other Expenses of Issuance and Distribution

                  The expenses payable by Ampex Corporation (the "Registrant") in connection with the issuance and distribution of the securities being registered (other than underwriting discounts or commissions) are estimated as follows:

         SEC registration fee............................................$    12

         American Stock Exchange listing fee.............................$13,185

         Accounting Fees and Expenses....................................$ 8,000

         Legal Fees and Expenses.........................................$20,000

         Printing and Filing Expenses....................................$ 1,500

         Miscellaneous...................................................$ 1,000
                                                                         -------

         Total...........................................................$23,697


         The selling stockholder will not bear any of the foregoing expenses.

         ITEM 15.  Indemnification of Directors and Officers

                  The Registrant is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the "DGCL") provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, provided the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation's best interests and, for actions or criminal proceedings, had no reasonable cause to believe that the person's conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions described above, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

                  Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

                  Article VIII of the Registrant's By-laws provides as follows:

                  SECTION 1. RIGHT TO INDEMNIFICATION. The Registrant shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person. The Registrant shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of the Registrant.

                  SECTION 2. PREPAYMENT OF EXPENSES. The Registrant shall pay the expenses (including attorneys' fees) incurred in defending any proceeding in advance of its final disposition, PROVIDED, HOWEVER, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this Article or otherwise.

                  SECTION 3. CLAIMS. If a claim for indemnification or payment of expenses under this Article is not paid in full within sixty days after a written claim therefore has been received by the Registrant, the claimant may file suit to recover the unpaid amount of such claim, and if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Registrant shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

                  SECTION 4. NON-EXCLUSIVITY OF RIGHTS. The rights conferred on any person by this Article VIII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Registrant's Restated Certificate of Incorporation, these By-Laws, agreement, vote of stockholders or disinterested directors or otherwise.

                  SECTION 5. OTHER INDEMNIFICATION. The Registrant's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

         SECTION 6. AMENDMENT OR REPEAL. Any repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

         ARTICLE TEN of the Registrant's Restated Certificate of Incorporation provides as follows:

                  "A director of this Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the GCL, so the same exists or may hereafter be amended.

                  This ARTICLE TEN may not be amended or modified to increase the liability of the Corporation's directors, or repealed, except upon the affirmative vote of the holders of 80% or more in voting power of the outstanding Common Shares. No such amendment, modification, or repeal shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, modification, or repeal."

         The Registrant has entered into agreements to indemnify its directors in consideration of their agreement to serve as directors of the Registrant and certain other corporations requested by the Registrant. These agreements provide, among other things, that the Registrant will indemnify and advance certain expenses, including attorneys' fees, to such directors to the fullest extent permitted by applicable law, as such law may be amended from time to time, and by the Registrant's Certificate of Incorporation, By-Laws and resolutions.

         As authorized by Section 145(g) of the DGCL, the Registrant presently maintains a "Directors & Officers Liability and Corporate Reimbursement" insurance policy with a $10,000,000 aggregate limit of liability in each policy year. The policy provides coverage to past, present and future directors and officers of the Registrant and its subsidiaries for losses resulting from claims for which any such officer or director was not indemnified by the Registrant. The policy also provides for reimbursement to the Registrant and its subsidiaries for amounts paid to indemnify officers and directors for loss resulting from claims against such officers and directors. The policy is subject to certain exclusions, such as claims against officers and directors for dishonest, fraudulent or criminal acts or omissions, willful violations of law, libel and slander, bodily injury and property damage, pollution, etc.

ITEM 16.  Exhibits

         The Exhibits to this registration statement on Form S-2 are listed in the Exhibit Index which appears elsewhere herein and is incorporated herein by reference.

ITEM 17.  Undertakings

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof;

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c)      The undersigned Registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on May 23, 2002.


                                      AMPEX CORPORATION


                                      By:   /s/ CRAIG L. MCKIBBEN
                                           ----------------------------------
                                                Craig L. McKibben
                                                   Vice President and Treasurer

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Edward J. Bramson and Craig L. McKibben or either of them, with full power to act, his attorney-in-fact, with the power of substitution for him in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC under the Securities Act, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURES                                       TITLE                              DATE

/s/ Edward J. Bramson                       Chairman, President, Chief Executive             May 23, 2002
---------------------------------             Officer and Director
     Edward J. Bramson                        (Principal Executive Officer)


/s/ Craig L. McKibben                       Vice President, Director and Treasurer           May 23, 2002
---------------------------------             (Principal Financial Officer and
     Craig L. McKibben                        Principal Accounting Officer)


/s/ Peter Slusser                           Director                                         May 23, 2002
---------------------------------
     Peter Slusser


/s/ William A. Stoltzfus, Jr.               Director                                         May 23, 2002
------------------------------
    William A. Stoltzfus, Jr.


/s/ Douglas T. McClure, Jr.                 Director                                         May 23, 2002
----------------------------
     Douglas T. McClure, Jr.

                                INDEX TO EXHIBITS

Exhibits
--------

3.1 Restated Certificate of Incorporation of Ampex Corporation (the "Company"), as amended through June 21, 1999 (filed as Exhibit 3.1 to the Company's Form 10-K for the fiscal year ended December 31, 2001 (the "2001 Form 10-K") and incorporated herein by reference).

3.2         By-Laws of the Company, as amended through April 20, 1995 (filed as
            Exhibit 3.2 to the 2001 Form 10-K and incorporated herein by reference).

4.1 Form of Class A Common Stock Certificate (filed as Exhibit 4.4 to the Company's Post-Effective Amendment No. 1 on Form S-3 to Form S-1 (File No. 33-93312) and incorporated herein by reference).

5.1*        Opinion of Joel D. Talcott, Esq.

10.23 Letter Agreement, dated as of October 29, 2001, between the Company and Sherborne & Company Incorporated providing for the issuance to Sherborne & Company Incorporated of 1,000,000 shares of the Company's Class A Common Stock (filed as Exhibit 4.10 to the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2001 and incorporated herein by reference).

13.1 The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002 (incorporated herein by reference).

23.1*       Consent of Independent Accountants.

23.2* Consent of Joel D. Talcott, Esq. (included in and incorporated by reference to Exhibit 5.1 hereto)

24.1* Power of Attorney (included in the signature page of this Registration Statement).


     *   Filed herewith



S-2 Registration Statment - Word version 8